                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                              (Amendment No. 5  )*
                                            ---

                           Southwest Bancshares, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   84476910
                      ---------------------------------------
                                (CUSIP Number)

Ronald D. Phares, Vice President;  Southwest Bancshares, Inc.
4062 Southwest Highway, Hometown, IL   60456; 708/636-2700
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications

                                 June 27, 1997
                  -----------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No. 84476910                                      Page   2   of  7   Pages
          --------------                                     ------  ------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD E. WEBBER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IS A MEMBER OF A GROUP*                    (a)
                                                                             --
                                                                          (b)
                                                                             --
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          BF and PF
--------------------------------------------------------------------------------
5 CHECK BOX If DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           --

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          ILLINOIS               6/27/97
--------------------------------------------------------------------------------

                      7     SOLE VOTING POWER
NUMBER OF
SHARES                           218,155
BENEFICIALLY          ----------------------------------------------------------
OWNED BY              8     SHARED VOTING POWER
EACH
REPORTING                        41,997
PERSON                ----------------------------------------------------------
WITH                  9     SOLE DISPOSITIVE POWER

                                 218,155
                      ----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 41,997
                      ----------------------------------------------------------

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

                                328,852
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             --


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 12.40%
--------------------------------------------------------------------------------


14   TYPE OF REPORTING PERSON*

                                 IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 OF 7


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CUSIP NO. 84476910                                      Page 3 of 7 Pages
------------------                                      -----------------

ITEM 1 (a):  Title of Class of Securities

             Common Stock

ITEM 1 (b):  Name and Address of the Principal Executive Office
             of the Issuer

             Southwest Bancshares, Inc.
             4062 Southwest Highway
             Hometown, IL  60456


ITEM 2:      Identify and Background
             -----------------------

ITEM 2 (a):  Name

             Richard E. Webber

ITEM 2 (b):  Address

             4062 Southwest Highway
             Hometown, IL  60456

ITEM 2 (c):  Principal Occupation

             President & Chief Financial Officer
             Southwest Bancshares, Inc.
             4062 Southwest Highway
             Hometown, IL  60456

             President and Chief Executive Officer
             Southwest Federal Savings and Loan Association
             3525 W. 63rd Street
             Chicago, IL  60629

ITEM 2 (d):  Criminal Proceedings

             None

ITEM 2 (e):  Civil Proceedings

             None

ITEM 2 (f):  Citizenship

             Illinois

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CUSIP NO. 84476910                                      Page 4 of 7 Pages
------------------                                      -----------------

ITEM 3:       Source and Amount of Funds or Other Consideration

On June 24, 1996, Mr. Webber filed Amendment Number 4 of Schedule 13D. At that time, Mr. Webber owned, in aggregate, 200,722 shares of the common stock of Southwest Bancshares, Inc. At June 24, 1996, there were 1,794,474 shares of common stock outstanding.

On November 13, 1996, Southwest Bancshares split its stock three for two, which resulted in Mr. Webber owning, on a post split basis, 301,082 shares.

At June 27, 1997, there were 2,652,332 shares of common stock outstanding. Since the filing of amendment number four to Schedule 13D, Mr. Webber has acquired or disposed of the following shares of Southwest Bancshares.

                                                                Nature of
                                                                 Indirect
                  # of                        Ownership         Beneficial
Date             Shares         Price           Form             Ownership
--------------------------------------------------------------------------
12/11/96         <2,127>         ----         Indirect          Children (1)
                                                                ESOP Trust
12/11/96         <3,225>         ----         Indirect          Children (1)
12/23/96         <1,000>         ----           Direct          Gift
 1/09/97        <23,826>         ----         Indirect          Distribution
                                                                Out of IRA Trust
 1/09/97         23,826          ----           Direct          Distribution
                                                                From IRA Trust
 2/28/97          3,607          ----         Indirect          ESOP Trust
 2/28/97            275          ----         Indirect          Children
                                                                ESOP Trust
 6/23/97          8,748          ----           Direct          RRP Trust (2)
 6/23/97         68,700          ----         Indirect          Unexercised
                                                                Options

(1) Effective December 11, 1996, Mr. Webber's daughter established her own household. Inasmuch as she is no longer under his control, he no longer claims beneficial ownership of these shares.

(2) Shares granted under the Association's Recognition and Retention Plan; 20% of award is earned each year, commencing June 23, 1993.

CUSIP NO. 84476910                                      Page 5 of 7 Pages
------------------                                      -----------------



ITEM 4:        Purpose of Transaction
               ----------------------

ITEM 4 (a):    The acquisition  by any person of additional securities of the issuer, or the disposition of securities of the issuer;

               None.

ITEM 4 (b):    An extraordinary corporate transaction, such as a
               merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

               None.

ITEM 4 (c):    A sale or transfer of a material amount of asset of the issuer or any of its subsidiaries;

               None.

ITEM 4 (d):    Any change in the present board of directors or
               management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

               None.

ITEM 4 (e):    Any material change in the present capitalization or dividend policy of the issuer;

               None.

ITEM 4 (f):    Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

               None.

ITEM 4 (g):    Changes in the issuer's charter, bylaws or instruments
               corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               None.

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CUSIP NO. 84476910                                      Page 6 of 7 Pages
------------------                                      -----------------


ITEM 4 (h):    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               None.

ITEM 4 (i):    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               None.

ITEM 4 (j):    Any action similar to any of those enumerated above.

               None.

ITEM 5:        Interest in Securities of the Issuer

ITEM 5 (a):    260,152

ITEM 5 (b):    218,155  Sole Voting Power
                41,997  Shared Voting Power
                     0  Shared Voting and Dispositive Power

ITEM 5 (c):    Mr. Webber's ownership in Southwest Bancshares, Inc. (the
               Company) has increased by more than one percent since the date of filing Amendment Number 4 to his Schedule 13D. Mr. Webber became a 12.40% owner of the Company as a result of the Company completing its tenth stock repurchase program and initiating a eleventh stock repurchase program; various transactions listed on page four, Item 3, for the period June 24, 1996 to June 27, 1997; and the beneficial ownership of 68,700 shares underlying options which have not been exercised.

ITEM 5 (d):    None.

ITEM 5 (e):    N/A

ITEM 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.

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CUSIP NO. 84476910                                      Page 7 of 7 Pages
------------------                                      -----------------

ITEM 7:        Exhibits.

               None.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 27, 1997                            /s/ Richard E. Webber, President
--------------                           --------------------------------
Date                                     Signature


                                         Richard E. Webber, President
                                         ----------------------------
                                         Name/Title